Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS ITS 2005 THIRD QUARTERLY RESULTS

MONTREAL, October 27, 2005 - For the three-month period ended September 30, 2005, Richmont Mines reported a net loss of $1,389,743, or $0.07 per share, compared with net earnings of $742,550, or $0.05 per share, for the same period in the previous year. This difference is due primarily to a decline in ounces of gold sold, an increase in stock-based compensation and the lower grades yielded from the Beaufor Mine. The decline in gold sales is explained by the two-month production shut down at the Beaufor Mine and the closure of the Hammerdown Mine in 2004. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $774,021 for the third quarter of 2005, compared with $2,200,675 for the same quarter in 2004.

For the nine-month period ended September 30, 2005, Richmont Mines reports a net loss of $2,459,493, or $0.14 per share, compared with net earnings of $772,402, or $0.05 per share, for the same period in the previous year. This difference is due primarily to the decline in gold sales, a $416,829 increase in the cost of stock-based compensation and an increase in income-tax expenses. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $1,133,639 for the first nine months of 2005, compared with $4,979,792 for the same period in 2004.

Beaufor Mine

During the first two months of the third quarter of 2005, Richmont Mines and Louvem Mines Inc., owners of the Beaufor Mine, carried out a planned halt in production in order to accelerate development and exploration activities aimed at maintaining the rate of production of the past few years. Production activities resumed as planned at the beginning of september.

In the third quarter of 2005, the amount of $1,318,266 was invested for the driving of 367 metres of drifts, sublevels and crosscuts at levels 12, 15 and 17, and for increasing the ore developed inventory, whereas in 2004, the amount of $605,429 was devoted to development work. In addition, an amount of $99,969 went to the completion of 2,940 metres of exploration drilling in the corresponding zones at the developed levels, compared with $112,800 for 3,618 metres in the same period in 2004.

The production and development activities completed during the third quarter of 2005 allowed for the milling of 29,945 tonnes of ore at an average recovered grade of 5.12 g/t, thus yielding 4,931 ounces of gold sold at an average price of US$435 per ounce. For the third quarter of 2004, 57,758 tonnes of ore at an average recovered grade of 6.19 g/t were milled, thus yielding 11,502 ounces of gold sold at an average price of US$406 per ounce. The increase in the production cash cost, which rose from US$305 in 2004 to US$437 in 2005, is primarily attributable to the two-month production shut down.

For the nine-month period ended September 30, 2005, the amount of $2,234,972 was invested in the Beaufor Mine, compared with $1,038,176 in the same period in 2004. This investment allowed the development of 2,295 metres of drifts, sublevels and raises. In addition, the amount of $693,253 was allocated to exploration and contributed in particular to the completion of 9,233 metres of drilling, compared with $787,725 for 8,941 metres during the corresponding period in the previous year.

For the first nine months of 2005, 156,649 tonnes of ore at an average recovered grade of 6.01 g/t were milled, thus yielding 30,287 ounces of gold sold at an average price of US$434 per ounce. For the same period in 2004, 194,008 tonnes of ore at an average recovered grade of 6.04 g/t were processed, thus yieldding 37,649 ounces of gold sold at an average price of US$411 per ounce. The increase in the production cash cost, which rose from US$312 in 2004 to US$349 in 2005, is primarily attributable to the two-month production shut down at the Beaufor Mine.

The Company began the development of a ramp to a planned vertical depth of 30 metres starting at the lowest level of the mine, 610 metres below the surface. This work will provide access for the extension of Zone C, where reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines expects to start mining this zone in mid-year 2006. The potential of Zone B, located farther to the south, will also be verified by drilling, as will that of Zone C, which is open at depth.

East Amphi

During the third quarter of 2005, the Company invested $4,702,705 and pursued exploration and development work at the East Amphi property. In all, 611 metres were driven to complete the ventilation drift and to continue the extension of drifts and crosscuts. The exploration and definition drilling performed in Zones A and B are now completed. During the quarter, 2,375 metres were drilled from the surface and 7,110 metres from underground. The drilling information will be used to verify the extension of the mineralized zones, the completion of the mining plan for Zone B and the preparation of a mining plan in the A zones.

For the nine-month period ended September 30, 2005, Richmont Mines invested the amount of $11,992,205 to complete work on this property. This investment was spent on the driving of a total of 2,502 metres for all of the underground infrastructures, on the purchase of equipment and on installing infrastructures on the surface. In all, 18,050 metres of drilling have been completed since the beginning of the year.

Infrastructures were built on the surface and are now operational. Starting at the beginning of November, the first stopes will be mined and during the course of the fourth quarter, the Camflo mill expects to process approximately 20,000 tonnes of ore from the property. The data obtained in the course of this work will be used in the estimation of reserves and resources (technical report 43-101), which should be completed towards the end of the fourth quarter, and a decision on putting the East Amphi property into production will be made at that time. In 2005, investments in this property will total approximately $15 million.

Island Gold

In the third quarter of 2005, Richmont Mines invested $4,538,079 in the development of the Island Gold project. The ramp was extended 264 metres and now reaches a vertical depth of 235 metres. In addition, 137 metres were excavated to complete the ventilation raise and another 47 metres for the installation of utilities. Furthermore, 187 metres were driven in Zones C, D and E North at level 190 of the Island Zone. This work allowed for the confirmation of the estimates of the resources in this zone that were made in November 2004.

Last September, a 10,000-metres underground exploration program was initiated and 1,459 metres of drilling were carried out. This program, which will continue into 2006, will have the objective of testing the extention of the ore zones, increasing the resources and the conversion of a portion of these resources into reserves.

For the nine-month period ended September 30, 2005, Richmont Mines invested $8,785,705 to complete its advanced exploration program. In all, 1,406 metres of excavation for the underground infrastructures and 1,459 metres of drilling were completed.

Richmont Mines is currently evaluating the mining methods that are the best adapted to the Island Zone and is preparing a development plan aimed at launching the project into production by a target date of mid-year 2006. An ongoing assessment of the time frame and estimated costs for starting up the mill has not identified any significant problem at the mill.

Valentine Lake

During the third quarter of 2005, the Company invested the amount of $271,949 to an exploration program at the Valentine Lake property. The results obtained confirm the orientation and distribution of gold-bearing veins in the Main Zone. Richmont Mines and Mountain Lake Resources, partners in this project, are working on the development of a three-dimensional model that will be used to update the estimates of resources, which will be available towards the end of the year.

Outlook for 2005

During the fourth quarter, Richmont Mines will continue its production, development and exploration activities at the Beaufor Mine. The driving of a ramp at the lowest level accessible by the shaft has begun in order to give access to Zone C, in which reserves of 50,000 tonnes at an average grade of 9.4 g/t have been identified.

The Company will conclude its advanced exploration program at the East Amphi property, the estimate of resources will be updated, and all of the data collected will be incorporated into technical a report 43-101, which will be available towards the end of the fourth quarter of 2005. A decision on putting the project into production will be made at that time.

The Company will also continue its progress in exploration work at the Island Gold property located in Ontario. Richmont Mines expects to earn its 55% interest in this project from Patricia Mining during the fourth quarter of 2005.

As at September 30, 2005, Richmont Mines had cash, cash equivalents and short-term investments of $16,228,915. The Company had no long-term debt and had working capital of $18,133,226. Richmont Mines has no hedging contracts on gold or on currency.

Martin Rivard
President and Chief Executive Officer

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

FINANCIAL DATA

	Three-month period ended September 30		Nine-month period ended September 30	
	2005	2004	**2005**	2004
Results ($)				
Revenues	**3,051,735**	10,124,163	**17,544,747**	30,881,806
Net earnings (loss)	**(1,389,743)**	742,550	**(2,459,493)**	772,402
Cash flow from operations before net change in non-cash working capital	**774,021**	2,200,675	**1,133,639**	4,979,792
Results per share ($)				
Net earnings (loss)				
Basic and diluted	**(0.07)**	0.05	**(0.14)**	0.05
Weighted average number of common shares outstanding	**19,484,591**	16,087,519	**17,284,327**	16,146,228
Average selling price of gold per ounce	**US$435**	US$406	**US$434**	US$411

	September 30, 2005	December 31, 2004
Financial position ($)		
Total assets	**71,930,896**	56,193,554
Working capital	**18,133,226**	25,925,031
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

		Three-month period ended September 30		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2005**	**4,302**	**4,931**	**US$437**
	2004	11,346	11,502	US$305
Hammerdown Mine	**2005**	**-**	**-**	**-**
	2004	3,086	5,961	US$180
Total	**2005**	**4,302**	**4,931**	**US$437**
	2004	14,432	17,463	US$263

		Nine-month period ended September 30		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2005**	**31,008**	**30,287**	**US$349**
	2004	38,826	37,649	US$312
Hammerdown Mine	**2005**	**-**	**307**	**US$15**
	2004	14,985	16,584	US$251
Total	**2005**	**31,008**	**30,594**	**US$346**
	2004	53,811	54,233	US$294

2004 average exchange rate: US$1 = CAN$1.30
2005 estimated exchange rate: US$1 = CAN$1.22

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For more information, please contact:

Julie Normandeau   Telephone: (514) 397-1410
Investor Relations   Fax: (514) 397-8620

Trading symbol: RIC   Listings: Toronto - Amex

Web site: www.richmont-mines.com